UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

On August 4, 2026, Vision Marine Technologies Inc. (the "Company") issued a press release announcing the completion of the sale of the property located at 1440 S. Federal Highway in Fort Lauderdale, Florida, under its previously announced Florida real estate and operational optimization plan. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On August 5, 2026, the Company issued a press release announcing that the TSX Venture Exchange accepted the Company’s notice of intention to make a normal course issuer bid for the repurchase of up to 326,523 common shares, representing approximately 5% of the Company’s issued and outstanding common shares as of August 4, 2026, pursuant to an issuer repurchase plan agreement with Ventum Financial Corp.

The normal course issuer bid described above provides the Company with flexibility to repurchase common shares, taking into account market price, available liquidity, operating requirements, strategic priorities and prevailing market conditions

Copies of the Company’s press releases dated August 4, 2026, and August 5, 2026, are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K

Exhibit Index

No.

99.1	Press Release issued by Vision Marine Technologies Inc. on August 4, 2026, entitled “Vision Marine Technologies Completes Sale of 1440 S. Federal Highway Under Florida Real Estate Optimization Plan”

99.2	Press Release issued by Vision Marine Technologies Inc. on August 5, 2026, entitled “Vision Marine Technologies Authorizes Share Repurchase Program to Enhance Capital Allocation Flexibility and Long-Term Shareholder Value”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 17, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer